EXHIBIT 12
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands, except ratios)

	Year Ended December 31,
	2007	2006	2005	2004	2003

Pre-tax income from continuing operations	$119,762	$105,379	$69,344	$56,792	$49,312

Fixed Charges:

Interest expense	$9,552	$9,554	$9,579	$9,589	$6,289

Amortized premiums	—	—	—	—	91

Interest component of rental expense(1)	571	570	565	486	411

Total Fixed Charges	$10,123	$10,124	$10,144	$10,075	$6,791

Pre-tax income from continuing operations plus fixed charges	$129,885	$115,503	$79,488	$66,867	$56,103

Ratio of Earnings to Fixed Charges	12.8X	11.4x	7.8x	6.6x	8.3x
(1)	Represents appropriate portion (1/3) of rental expense.